FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 2003


                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                6 Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F _X_                Form 40-F ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ___                     No _X_

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                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

The followings discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "expects," "anticipates," "believes," "intends," "plans," "seeks" and "estimates" and similar expressions are intended to identify forward-looking statements. Commtouch's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2002, as amended.

Recent Developments

The following discussion is qualified in its entirety by reference to the text of the documents described, which are attached as exhibits to this report.

On November 26, 2003, Commtouch entered into a securities purchase agreement and related agreements with certain investors identified in a schedule to the Securities Purchase Agreement, which provides for the following terms:

o Commtouch will issue senior convertible notes to the investors in the aggregate principal amount of $3,000,000. The notes will carry interest at the rate of 8.0% per annum, payable quarterly in cash and maturing in 36 months.

o the notes will rank senior to all outstanding and future indebtedness of the Company and will be secured by a first priority, perfected security interest in the assets of the Company and the stock and assets of the Company's subsidiaries.

o the investors, at their discretion, may cause the Company to issue up to an additional $3,000,000 of notes from time to time for a period of six months following the effectiveness of the first resale registration statement filed by the Company, as discussed below.

o the investors may convert the notes at any time into ordinary shares of the Company at a conversion price of 102% of the average closing prices of the Company's ordinary shares for the five trading days prior to closing, but not greater than 105% of the closing price on the trading day prior to closing. The notes provide for certain anti-dilution adjustments.

o        the  Company  may prepay  the notes at any time after the twelve  month
         anniversary  of  the  effectiveness  of  the  applicable   registration
         statement if, among other things, (i) the daily

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         volume  weighted  average  price of the ordinary  shares for 20 trading days in any 30 consecutive trading day period was at least 200% of the conversion price of the notes and (ii) the trading volume on 15 of the 20 trading days is greater than 250,000, excluding block trades of 20,000 shares or more.

o the investors also will receive warrants to purchase up to 200 ordinary shares for every $1,000 principal amount of notes purchased. The warrants will be three year warrants exercisable at an exercise price equal to the conversion price. The warrants provide for certain anti-dilution adjustments.

The initial closing and funding of the transaction is subject to the conversion of all amounts outstanding under the $1,250,000 in promissory notes issued pursuant to the Convertible Loan Agreement dated January 29, 2003 between the Company and the lenders party thereto, which the Company previously reported.

The Company is required to use its best efforts to file a Registration Statement on Form F-3 covering the ordinary shares underlying the notes and the warrants within 10 days from the initial closing and within 30 days from the closing of any additional sale of notes, and use its best efforts to cause the registration statement to become effective within 90 days from those dates. If the Company fails to do so, then the Company will be required to pay to each noteholder cash in the amount of 0.02 of the aggregate principal amount of the notes whose underlying shares were includable in the registration statement if the registration statement was filed late, plus an additional 0.02, if the registration statement is not declared effective by the applicable deadline, plus 0.00067 of the principal amount for each day of the delay. These payments will bear interest at the rate of 1.5% per month until paid in full.

The Company has also agreed that:

o while the notes are outstanding, it will not redeem, or declare or pay any cash dividend or distribution on, its ordinary shares without the prior express written consent of holders representing a majority of the aggregate principal amount of the notes then outstanding.

o while the notes are outstanding, it will not permit certain liens to exist on its property or assets.

o it may not offer, sell, grant any option to purchase, or otherwise dispose of any of its or its subsidiaries' equity or equity equivalent securities, including any debt, preferred stock or other instrument or security convertible into or exchangeable or exercisable for ordinary shares or ordinary share equivalents, until 90 trading days following the effectiveness of the first resale registration statement the Company files. After the 90 day period has expired and for the succeeding 18 months, the investors will have a right of first refusal to purchase up to 1/3 of any such securities.

o it will indemnify the investors as to certain liabilities arising in connection with the registration statements.

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The  Company  will use the  proceeds  of the  notes  and  warrants  for  general corporate purposes.

The closing of the transaction is subject to the fulfillment of the following closing conditions, among others:

o approval of the shareholders of the Company of (i) an increase in the authorized share capital of the Company to allow the issuance of shares on conversion of the notes and exercise of the warrants and (ii) the Company's issuance of ordinary shares upon conversion of the outstanding promissory notes of the Company issued pursuant to the Convertible Loan Agreement. The Company's principal shareholders have agreed to vote in favor of these proposals.

o all security interests pursuant to the Convertible Loan Agreement must have been released and terminated.

o receipt of all required approvals, including the approval of the Office of Chief Scientist in the Israeli Ministry of Industry and Trade and the Israeli Investment Center.

The transaction is currently expected to close in January 2004.

Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

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                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        COMMTOUCH SOFTWARE LTD.
                                              (Registrant)

Date December 1, 2003                   By /s/ Devyani Patel
                                           ----------------------------------
                                           Devyani Patel
                                           Vice President, Finance

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                                  Exhibit Index

Exhibit Number                      Description of Exhibit

1. Securities Purchase Agreement, dated as of November 26, 2003, by and among Commtouch Software Ltd., and the investors listed on the Schedule of Buyers attached thereto

2. Registration Rights Agreement, dated as of November 26, 2003, by and among Commtouch Software Ltd. and the undersigned buyers

3.                Form of Commtouch  Software Ltd.  Senior  Secured  Convertible
                  Note  to  be  issued  to  Buyers  under  Securities   Purchase
                  Agreement dated as of November 26, 2003

4. Form of Warrant to be issued to Buyers under Securities Purchase Agreement dated as of November 26, 2003

5. Voting Agreement, dated as of November 26, 2003 by and among Commtouch Software Ltd., and the shareholders of the Company listed on the signature pages thereto

6.                Pledge and Security Agreement

7.                Guarantee of Commtouch Inc.

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